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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                       EDGEWATER FOODS INTERNATIONAL, INC.
                       -----------------------------------
                                (Name of Issuer)

                         Common Stock, par value $0.0001
                         -------------------------------
                         (Title of Class of Securities)

                                   280311 10 1
                                 --------------
                                 (CUSIP Number)

                                 April 12, 2006
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  Page 1 of 10
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CUSIP No. 280311 10 1

1.   Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)

     Adam Benowitz

2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a) [ ]
     (b) [ ]

3.   SEC Use Only

4.   Citizenship or Place of Organization

     United States

NUMBER OF          5.  SOLE VOTING POWER                      0
SHARES
BENEFICIALLY       6.  SHARED VOTING POWER            2,369,852
OWNED
BY EACH            7.  SOLE DISPOSITIVE POWER                 0
REPORTING
PERSON WITH:       8.  SHARED DISPOSITIVE POWER       2,369,852

9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     2,369,852

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.  Percent of Class Represented by Amount in Row (9)

     10.2%

12.  Type of Reporting Person (See Instructions)

     IN

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CUSIP No. 280311 10 1

1.   Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)

     Vision Capital Advisors, LLC (formerly known as Vision Opportunity Capital Management, LLC)

2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a) [ ]
     (b) [ ]

3.   SEC Use Only

4.   Citizenship or Place of Organization

     Delaware

NUMBER OF          5.  SOLE VOTING POWER                      0
SHARES
BENEFICIALLY       6.  SHARED VOTING POWER            2,369,852
OWNED
BY EACH            7.  SOLE DISPOSITIVE POWER                 0
REPORTING
PERSON WITH:       8.  SHARED DISPOSITIVE POWER       2,369,852

9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     2,369,852

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.  Percent of Class Represented by Amount in Row (9)

     10.2%

12.  Type of Reporting Person (See Instructions)

     IA

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CUSIP No. 280311 10 1

1.   Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)

     Vision Opportunity Master Fund, Ltd.

2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a) [ ]
     (b) [ ]

3.   SEC Use Only

4.   Citizenship or Place of Organization

     Cayman Islands

NUMBER OF          5.  SOLE VOTING POWER                      0
SHARES
BENEFICIALLY       6.  SHARED VOTING POWER            2,369,852
OWNED
BY EACH            7.  SOLE DISPOSITIVE POWER                 0
REPORTING
PERSON WITH:       8.  SHARED DISPOSITIVE POWER       2,369,852

9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     2,369,852

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.  Percent of Class Represented by Amount in Row (9)

     10.2%

12.  Type of Reporting Person (See Instructions)

     CO

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                                EXPLANATORY NOTE

This Amendment No. 1 (this "Amendment") amends and restates in its entirety the Statement on Schedule 13G originally filed on April 21, 2006. This Amendment corrects certain information previously provided as of April 12, 2006 and also provides information as of December 31, 2006 and May 11, 2007, the date on which the Reporting Persons' beneficial ownership in the Issuer's Common Stock exceeded 10%. The information in the cover pages hereto is as of May 11, 2007.

Item 1.

(a)  The name of the issuer is Edgewater Foods International, Inc. (the
     "Issuer").

(b) The principal executive offices of the Issuer are located at 5552 West Island Highway, Qualicum Beach, British Columbia, Canada, V9K 2C8.

Item 2.

(a) This statement (this "Statement") is being filed by (i) Vision Opportunity Master Fund, Ltd., a Cayman Islands company (the "Fund"), (ii) Vision Capital Advisors, LLC, a Delaware limited liability company (formerly known as Vision Opportunity Capital Management, LLC) (the "Investment Manager"), which serves as the investment manager of the Fund, and (iii) Adam Benowitz, the managing member of the Investment Manager and the Portfolio Manager for the Fund (all of the foregoing, collectively, the "Filers"). The Fund is a private investment vehicle formed for the purpose of investing and trading in a wide variety of securities and financial instruments. The Fund directly owns all of the shares reported in this Statement. Mr. Benowitz and the Investment Manager may be deemed to share with the Fund voting and dispositive power with respect to such shares. Each Filer disclaims beneficial ownership with respect to any shares other than those owned directly by such Filer.

(b)  The principal business office of the Fund is:

     c/o Citi Hedge Fund Services (Cayman) Limited
     P.O. Box 1748
     Cayman Corporate Centre
     27 Hospital Road, 5th Floor
     Grand Cayman KY1-1109
     Cayman Islands

     The principal business office of each of the Investment Manager and Mr. Benowitz is:

     20 West 55th Street, 5th Floor
     New York, New York 10019
     USA

(c)  For citizenship information see Item 4 of the cover page of each Filer.

(d) This Statement relates to the Common Stock, par value $0.0001 per share, of the Issuer (the "Common Stock").

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(e)  The CUSIP Number of the Common Stock is listed on the cover pages hereto.

Item 3.  If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or
(c), check whether the person filing is a:

(a)  [ ]   Broker or dealer registered under section 15 of the
           Act (15 U.S.C. 78o).
(b)  [ ]   Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)  [ ]   Insurance company as defined in section 3(a)(19) of the
           Act (15 U.S.C. 78c).
(d)  [ ]   Investment company registered under section 8 of the Investment
           Company Act of 1940 (15 U.S.C. 80a-8).
(e)  [ ]   An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
(f)  [ ]   An employee benefit plan or endowment fund in accordance with
           240.13d-1(b)(1)(ii)(F);
(g)  [ ]   A parent holding company or control person in accordance with
           240.13d-1(b)(1)(ii)(G);
(h)  [ ]   A savings associations as defined in Section 3(b) of the Federal
           Deposit Insurance Act (12 U.S.C. 1813);
(i)  [ ]   A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)  [ ]   Group, in accordance with 240.13d-1(b)(1)(ii)(J).

Not applicable.

Item 4.  Ownership.

See Items 5-9 and 11 on the cover page for each Filer, and Item 2, which information is given as of May 11, 2007 and is based on 23,285,291 shares of Common Stock outstanding as of April 13, 2007, as reported on the Issuer's Quarterly Report on Form 10-QSB filed on April 13, 2007.

As of April 12, 2006, each Filer beneficially owned 2,303,086 shares of the Issuer's Common Stock, representing 9.9% of the Issuer's outstanding Common Stock, based on 20,960,400 shares of Common Stock outstanding as of April 14, 2006, as reported on the Issuer's quarterly report on Form 10-QSB/A filed on April 14, 2006.

As of December 31, 2006, each Filer beneficially owned 2,310,493 shares of the Issuer's Common Stock, representing 9.9% of the Issuer's outstanding Common Stock, based on 21,049,926 shares of Common Stock outstanding as of November 27, 2006, as reported on the Issuer's annual report on Form 10-KSB filed on November 28, 2006.

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

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Item 7.  Identification and Classification of the Subsidiary Which Acquired the
Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.  Identification and Classification of Members of the Group.

Not applicable.

Item 9.  Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

(a)  Not applicable.

(b) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 4, 2007

                                        ADAM BENOWITZ
                                        VISION CAPITAL ADVISORS, LLC
                                        VISION OPPORTUNITY MASTER FUND, LTD.


                                        By: /s/ Adam Benowitz
                                            ------------------------------------
                                            Adam Benowitz, for himself,
                                            as Managing Member of the Investment
                                            Manager and as Portfolio
                                            Manager of the Fund

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                                  EXHIBIT INDEX

EXHIBIT NO.   DOCUMENT
----------    ----------------------
1             Joint Filing Agreement

                                  Page 9 of 10
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                                    EXHIBIT 1

                             JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock, par value $0.0001 per share, of Edgewater Foods International, Inc., and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filing. In evidence thereof, the undersigned hereby execute this Agreement.

Dated:  October 4, 2007

                                        ADAM BENOWITZ
                                        VISION CAPITAL ADVISORS, LLC
                                        VISION OPPORTUNITY MASTER FUND, LTD.


                                        By: /s/ Adam Benowitz
                                            ------------------------------------
                                            Adam Benowitz, for himself,
                                            as Managing Member of the Investment
                                            Manager and as Portfolio
                                            Manager of the Fund

                                  Page 10 of 10